FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

   (1) Ann Almeida

   (2) Emilson Alonso

   (3) Clive Christopher Roger Bannister

   (4) Kenneth Harvey

   (5) Alex Charles Hungate

   (6) Dyfrig Dayfdd Joseff John

   (7) Brendan Paul McDonagh

   (8) Youssef Assaad Nasr

   (9) Brian Robertson

   (10) Paul Anthony Thurston

3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

   A - Adjustment of existing performance and restricted share awards made under the HSBC Share Plan as a result of the rights issue announced by HSBC Holdings plc on 2 March 2009.

   B - Adjustment of existing options granted under the HSBC Holdings savings related share option plans as a result of the rights issue announced by HSBC Holdings plc on 2 March 2009.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired

   A - Adjustment to existing awards of US$0.50 ordinary shares:

   (1) 43,975

   (2) 59,618

   (3) 159,021

   (4) 117,718

   (5) 47,465

   (6) 75,330

   (7) 55,986

   (8) 111,506

   (9) 65,330

   (10) 46,999

   B - Adjustment to existing options over US$0.50 ordinary shares:

   (1) 364

   (4) (i) 15,048 (ii) 30,097 (iii) 15,786 (iv) 15,786 (v) 29,599
   (vi) 39,465

   (5) 203

   (6) (i) 149 (ii) 35 (iii) 81

   (7) (i) 218 (ii) 122 (iii) 2,788

   (8) (i) 39 (ii) 157

   (9) (i) 71 (ii) 117

   (10) 203

6	Number of shares, derivatives or any other financial instruments relating to shares disposed
N/A
7	Price per share or value of transactions

   A - Nil

   B (i) - Adjustment of existing exercise price under the HSBC savings related share option plans as a result of the rights issue announced by HSBC Holdings plc on 2 March 2009;(a) pre adjustment exercise price and (b) post adjustment exercise price:

   (1)(a) £6.6792 (b) £5.8205

   (5) (a) £6.8160 (b) £5.9397

   (6) (i)(a) £6.4720 (b) £5.6399, (ii)(a) £7.6736 (b) £6.6870,
   (iii)(a) £6.8160 (b) £5.9397

   (7) (i)(a) £6.6792 (b)£5.8205, (ii)(a) £7.6736 (b) £6.6870

   (8) (i)(a) £7.0872 (b)£6.1760, (ii)(a) £6.8160 (b) £5.9397

   (9) (i)(a) £7.6736 (b) £6.6870, (ii)(a) £7.0872 (b) £6.1760

   (10) (a) £6.8160 (b) £5.9397

   B (ii) - Adjustment of existing exercise price under the Executive
   Share Option Plan as a result of the rights issue announced by
   HSBC Holdings plc on 2 March 2009;(a) pre adjustment exercise price and (b) post adjustment exercise price:

   (7) (iii)(a) £6.3754 (b) £5.5557

   B (iii) - Adjustment of existing exercise price under the Group
   Share Option Plan as a result of the rights issue announced by
   HSBC Holdings plc on 2 March 2009;(a) Pre adjustment exercise price and (b) post adjustment exercise price:

   (4)(i)(a) £9.1350 (b) £7.9606, (ii)(a) £8.2830 (b) £7.2181

   B (iv) - Adjustment of existing exercise price under the HSBC
   Finance 1996 Long-Term Executive Incentive Compensation Plan as a
   result of the rights issue announced by HSBC Holdings plc on 2
   March 2009;(a) pre adjustment exercise price and (b) post
   adjustment exercise price:

   (4)(iii)(a)$16.9600 (b) $14.7795, (iv)(a) $18.4000
   (b) $16.0344, (v)(a) $21.3700 (b) $18.6226, (vi)(a) $10.6600
   (b) $9.2895

8	Date and place of transactions
23 March 2009, London
9	Date issuer informed of transactions
26 March 2009
10	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
11	Date of notification
26 March 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: March 26, 2009